06008857

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-23412

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

RECEIVED MAR 29 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regency Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Corporate Park #160
(No. and Street)

Irvine (City) CA (State) 92606- (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Larry F. Beltramo 949-752-3117
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lai, Jerry T.
(Name – *if individual, state last, first, middle name*)

20 Corporate Park #135 (Address) Irvine (City), CA (State) 92606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 04 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LARRY F. BELTRAMO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regency Securities, INC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

PATRICIA LYNN BYRNE
Commission # 1616246
Notary Public - California
Orange County
My Comm. Expires Oct 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

$20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

7. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(1) exemptive provision.

8. Information Relating to a Computation for Determining SEC Rule 15c3-3 Reserve Requirement.

The Company is exempt from the Rule 15c3-3 as it relates to the computation for determining Reserve Requirement under the (k)(1) exemptive provision.

$20.00 to $10.00 per share. This decrease in capital was within the rules set by the Securities and Exchange Commission.

7. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(1) exemptive provision.

8. Information Relating to a Computation for Determining SEC Rule 15c3-3 Reserve Requirement.

The Company is exempt from the Rule 15c3-3 as it relates to the computation for determining Reserve Requirement under the (k)(1) exemptive provision.